EXHIBIT 21

SUBSIDIARIES OF STANDARD MOTOR PRODUCTS, INC.

Name	State or Country of Incorporation	Percent of Voting Securities Owned

Motortronics, Inc.	New York	100
SMP Automotive de Mexico, S.A. de C.V.(1)	Mexico	100
SMP Engine Management de Mexico, S. de R.L. de C.V.(1)	Mexico	100
SMP Four Seasons de Mexico, S. de R.L. de C.V.(1)	Mexico	100
SMP Motor Products Limited	Canada	100
SMP Poland sp. z o.o.(2)	Poland	100
Standard Motor Products de Mexico, S. de R.L. de C.V.(1)	Mexico	100
Standard Motor Products (Hong Kong) Limited	Hong Kong	100

All of the subsidiaries are included in the consolidated financial statements of Standard Motor Products, Inc.

(1)	Standard Motor Products, Inc. owns approximately 99% and Motortronics, Inc. owns approximately 1% of these companies.

(2)	SMP Poland sp. z o.o. is a wholly-owned subsidiary of Standard Motor Products (Hong Kong) Limited.